Microsoft Word 10.0.6612;TRUST FOR CREDIT UNIONS
FORM N-SAR
File No. 811-5407
Annual Period August 31, 2004

EX-99.77D:  Policies with respect to security investment

On June 29, 2004, the name of the Mortgage Securities Portfolio was changed to Short Duration Portfolio. The change did not affect the Portfolios investment objective, principal investmentstrategies and risks, the target duration (i.e., Two-Year U.S.Treasury Security), maximum duration, expected approximate interest rate sensitivity or credit quality as set forth in the Prospectus, except as follows:
On June 29, 2004, the following policy was removed from the Portfolio:
         Under normal circumstances, at least 80% of the net assets (measured at the time of purchase) of the Mortgage Securities Portfolio will be invested in mortgage-related securities.